November 21, 2003


Mr. M. Lynn Pike
President, CEO and The Board of Directors
Warwick Valley Telephone Company
47 Main Street
Warwick, NY   10990


Dear Mr. Pike:

We are shareholders of Warwick. We would like to make a suggestion to you and the Board of Directors.

We have a very successful and indeed valuable passive investment in a cellular partnership; the 7.5% investment in the Orange County Poughkeepsie
Limited Partnership (OCP). You are to be congratulated for having the wisdom and foresight to have made this investment years ago. Now the time seems right for Warwick to capitalize on this investment on behalf of all shareholders by creating a liquidity event.

This is so, for very many reasons, such as your own statements about the competitive nature of the telephone business in general, and cellular business in particular. The fact that the growth is now beginning to slow up, the fact that profitability is very great, leaving little room for further margin improvement (Am I wrong on this?), and the fact that it is most certainly today worth many, many times your original investment. It is clearly worth much more than the $22 million mentioned in an SEC filing almost a year ago. Earning perhaps $10 million pretax this year, the OCP might be worth even more than the $80 million Mr.Gareiss was quoted as saying, in the Times Herald Record on April 20, was a price he would take at that time.

There are several ways in which the company can achieve its goals, namely increase shareholder value, and to have substantial cash available for capital expenditures for new activities such as your present cable TV build out, sufficient capital for maintenance and growth for the existing businesses, and ample cash for paying and increasing dividends annually, and of course paying down debt.

I have five suggestions for you to capitalize on the valuable OCP investment:

1.	Offer a debt instrument whose interest
payments are secured by cash received from the OCP (either fixed or variable). You should for example, at the present rate of cash payments to Warwick, let us assume $9 million received in calendar 2003, be able, if used entirely, (it need not be used in its entirety), to make a debt instrument offering, and be able to raise well over $100 million.
For example just making $9 million available to pay interest at a 7% rate, (which is a very attractive rate to investors in the current interest rate environment) would permit an offering of $126 million. As mentioned, you would not need to offer all of the $9-$10 million received from the OCP in 2003. It could be a lesser sum.

2.	Offer a debt instrument convertible into the
OCP or the proceeds of sale of OCP with
interest payable from payments received by you.

3.	Spin off all or part of the OCP to
shareholders, pay the taxes due and later sell more when it has appreciated further. By the way, if trading (actually transfer of units on transfer books) were restricted to a minor percentage of the outstanding partnership units per year, as is easily and often done, in accordance with IRS regulations, no taxes would be due or payable by Warwick.

4.	Sell all or part of the investment by putting
it up for auction or negotiating same.
Verizon presumably has right of first refusal and could meet the offer you elicit.

5.	This suggestion I saved for last, as it is
possibly the best. It would allow the market to maximize shareholder value, avoid any taxes to any party and would, based upon OCP's history, be a huge wealth building investment for all shareholders which would offset any decline in the share price of Newco (The POTS business).

Here is the suggestion I would urge you to do.

Spin off all assets and all liabilities to Newco except for the OCP investment.

Thus there would be two public entities each with its own market. Newco which would be the present operating business (POTS) and Warwick Valley
Telephone (name could be changed) which would be an investment company. (It would also be possible under certain circumstances to fashion this company as a "C" corporation.

There would be no tax liability to Warwick or its shareholders or the OCP itself. Newco would be entitled to a management fee for the management of Warwick's operations, i.e. OCP investment and Warwick could in fact seek other investment opportunities as well. You might in fact leave in place as well, the other small investments
Warwick has made and presently holds.

The IRS would see this as a non-taxable
distribution. There is precedent for this. I would be glad to direct you to those many companies which have successfully spun off, tax-free, their operating businesses to leave the original company with a business or an investment or even a shell corporation or in the case of Warwick, a company with some investments, namely the OCP and the several additional small investments.

Original Warwick would, as mentioned above, retain Newco to manage the investments and be paid a compensatory management fee. It could in fact be on a fee plus percentage of the profits basis as with many an investment partnership, and be entitled to reasonable yet material compensation in this way.

I have much experience in my 44-year career as an investor and would be happy to discuss the above with you in greater detail.

Suffice to say you have a wide and attractive array of choices to capitalize on the brilliant investment you have made and to further enhance the value of Warwick to its shareholders.

I will be happy to answer any questions you may have and to assist you in any way I can.


Yours Truly,

Larry

Lawrence J. Goldstein




Page 3 of 4

Stocks overlooked or ignored by otherwise intelligent investors TM SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538

914.833.0875  ~  FAX: 914.833.1068
WWW.SMPLP.COM

LAWRENCE J. GOLDSTEIN
GENERAL PARTNER

EMAIL: ljgoldstein@bloomberg.net


Stocks overlooked or ignored by otherwise intelligent investors TM